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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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TABLE OF CONTENTS

Item

1.	Material Fact dated November 25, 2003 regarding arbitration decision resulting from the arbitral action filed by Total in regards to Compañía Española de Petroleos, S.A.
2.	Material Fact dated November 26, 2003 regarding result of the bid made by Banco Santander Central Hispano, S.A. for shares of Compañía Española de Petroleos, S.A. (CEPSA).

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ITEM 1

MATERIAL FACT

Banco Santander has received notification of the arbitration decision of precautionary measures resulting from the arbitral action filed in due time by Total and which is attached hereto. In summary, the measures adopted involve the following:

–	Imposition of the pact between Banco Santander and Total regarding the Cepsa shares held by them directly or indirectly, which had been declared invalid by the “Ley de Transparencia” (Transparency Act).

–	Prohibition of the sale or encumbrance of the direct or indirect holdings of Banco Santander in Somaen Dos.

–	Prohibition of the sale or encumbrance of the Cepsa shares acquired by Santander in the bid, the acceptance period of which concluded yesterday.

In short, the arbitrator has disregarded Act 26/2003 and imposed the pact between Banco Santander and Total.

The aforementioned decision, in view of its precautionary and provisional nature, neither prejudges nor enters into the substance of the questions raised, which will have to be resolved by the conclusive arbitration. Banco Santander therefore reiterates that the para-corporate pacts linking it to Total with respect to Cepsa were rendered invalid by the direct effect of Act 26/2003 and consequently, that its conduct has not involved the breach of any agreement, which the decision has not accused it of either. Obviously, this position will be defended by Banco Santander in the conclusive arbitration,

Notwithstanding the foregoing, it is the Bank’s understanding that the precautionary measures adopted are seriously detrimental to the shareholders of Cepsa, in particular the minority shareholders, and to the Bank itself. Such measures mean closing the Cepsa control market, preventing bids from third parties. Furthermore, they place on Banco Santander and Total the imposition to act in consensus, disregarding Act 26/2003, that is to say, as if such Act had never entered into force.

Madrid, November 25th 2003

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ITEM 2

MATERIAL FACT

At 09:29 a.m. today, the National Securities Market Commission (CNMV) notified the result of the bid made by Banco Santander Central Hispano, S.A. for shares of Compañía Española de Petroleos, S.A. (CEPSA), by means of the announcement attached hereto.

Madrid, November 26th 2003

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TEXT OF THE ANNOUNCEMENT OF THE RESULT OF THE BID MADE BY BANCO
SANTANDER CENTRAL HISPANO, S.A. FOR SHARES OF COMPAÑÍA
ESPAÑOLA DE PETRÓLEOS, S.A.

“In compliance with the provisions of paragraph two of article 27 of Royal Decree 1197/1991, dated July 26th, the National Securities Market Commission (CNMV) hereby announces the positive result of the public bid made by Banco Santander Central Hispano, S.A. for a maximum number of 42,811,991 shares of Compañía Española de Petróleos, S.A., such bid having been accepted by a total number of 32,461,948 shares, representing 75.82% of the shares to which such bid was directed and 12.13% of the share capital of the company affected, and the offerer not having made the result of the bid conditional on the presentation of a minimum number of acceptances.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 26, 2003	By:	/s/ Jose Antonio Alvarez

		Name:	Jose Antonio Alvarez
		Title:	Executive Vice President